UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

Explanatory Statement

This Amendment No. 1 to Form 11-K is being filed to correct certain typographical errors in the original filing. In Note 2, under the “Contributions” subheading, the amount of $20,000 in the first sentence has been changed to reflect the current maximum of $20,500, and the maximum amount of compensation has been changed from four percent to six percent which change was effective January 1, 2008.

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

JENNIFER L ANDERSON LLC

/s/ JENNIFER L ANDERSON LLC

Moorestown, New Jersey

June 25, 2009

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value:
Interest-bearing cash	$1,823,474	$1,101,326
Mutual funds	15,500,407	25,462,024
Common stock	2,296,979	2,260,594
Funds held in insurance company general account	5,012,694	3,976,194
Participant notes receivable	770,336	714,714

Total investments	25,403,890	33,514,852

Receivables:
Employer’s contribution	153,812	—
Participants’ contributions	52,144	—

	205,956	—

TOTAL ASSETS	25,609,846	33,514,852

LIABILITIES

Excess contributions payable	—	5,833

TOTAL LIABILITIES	—	5,833

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR MARKET VALUE	25,609,846	33,509,019
Adjustment from fair value to contract value for fully benefit responsive investment contracts	13,117	44,981

NET ASSETS AVAILABLE FOR BENEFITS	$25,622,963	$33,554,000

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

ADDITIONS
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(11,356,397)
Interest on participant loans	48,766
Interest	154,834
Dividends and capital gains	9,503

(11,143,294)

Contributions:
Employer	1,524,214
Participants	4,413,399
Other (including rollovers)	492,043

6,429,656

TOTAL ADDITIONS (REDUCTIONS)	(4,713,638)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,215,129
Other expenses	2,270

TOTAL DEDUCTIONS	3,217,399

NET DECREASE	(7,931,037)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	33,554,000

END OF YEAR	$25,622,963

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Hill International, Inc. common stock is valued at the quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Participant notes receivable are valued at their outstanding balances, which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment Contract with Insurance Company

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present both the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the “Sponsor”).

Payment of Benefits

Benefit payments are recorded upon distribution.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

NOTE 2 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. The Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. The entry dates are January 1, April 1, July 1, and October 1.

Contributions

Each participant may contribute pre-tax annual compensation up to a maximum of $20,500 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Service Code. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of six percent of gross wages. The percentage of the matching contribution is determined by the Sponsor’s Board of Directors on an annual basis. Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer match.

Investment Options

Participants may designate how Plan contributions are to be invested in any combination of the following mutual funds held by the Trustee: Prudential Guaranteed Interest Account, Prudential Dryden Government Securities Trust Money Market Fund Series D, Prudential Jennison Value Fund A, Prudential Dryden Stock Index Fund Z, John Hancock Large Cap Equity Fund, Oppenheimer

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

Global Opportunities Fund A, DWS Dreman High Return Equity Fund A, Dreyfus Midcap Growth Fund, Van Kampen Small Cap Value Fund A, American Funds Growth Fund of America, American Funds Investment Company of America Fund A, Fidelity Advisor High Income Advantage Fund, MFS Total Return Fund A, American Funds Amcap Fund A, and Eaton Vance Large Cap Value Fund A. Hill International, Inc. common stock is also an investment option of the Plan. The Plan does not allow more than 50% of a participant’s ongoing contributions to be allocated to Hill International, Inc. common stock.

Participant Loan Receivable

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed beyond five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Savings Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets.

	2008	2007
Average yields:
Based on annualized earnings (1)	3.52%	3.52%
Based on interest rate credited to participants (2)	3.52%	3.52%

(1)	Computed by dividing the earnings credited to the plan on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.
(2)	Computed by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.

NOTE 4 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines the fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a framework for measuring fair value. That framework provides a faire value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Interest bearing cash: These funds represent money market funds which are valued at the net asset value of shares held by the Plan at year end.

Mutual funds and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Funds held in insurance company general account: These funds represent guaranteed investment contracts. Guaranteed investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. (See Note 3).

Participant loans: Valued at amortized cost, which approximates fair value.

While the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

The following table presents by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value at December 31, 2008
Plan Assets:	Level 1	Level 2		Level 3		Total
Interest-bearing cash	$1,823,474	$		$		$1,823,474
Mutual funds	15,500,407					15,500,407
Common stock	2,296,979					2,296,979
Funds held in insurance company			5,012,694			5,012,694
Participant notes receivable					770,336	770,336

Total assets at fair value	$19,621,860		$5,012,694		$770,336	$25,403,890

The table below sets forth a summary of the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$714,714
Purchases, sales, issuances and settlements, net	55,622

Balance, end of year	$770,336

NOTE 5 – INVESTMENTS

During 2008, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Common Stock	$(1,800,925)
Mutual funds	(9,555,472)

$(11,356,397)

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Prudential Guaranteed Interest Account	$5,025,811	$3,976,194
Prudential Dryden Stock Index Fund Z	1,506,740	2,630,726
Prudential Dryden Gov Sec MM Ser D	1,823,474	—
Dreyfus Founders Midcap Growth	*	2,167,117
Oppenheimer Global Opportunity Fund A	2,022,011	3,443,153
DWS Dreman Hi Return Equity Fund	*	1,953,844
Growth Fund of America	1,641,643	2,643,862
Prudential Dryden Small Cap Value A	—	2,130,587
Eaton Vance Large Cap Val A	1,657,579	2,639,050
Hill International, Inc. Common Stock	2,296,979	2,260,594
Van Kampen Small Cap Value A	1,547,156	—

* amount does not exceed 5% of the Plan’s net assets at the specified date.

NOTE 6 – EXCESS CONTRIBUTIONS PAYABLE

Contributions received from participants in 2007 are net of payments of $5,833 made in February 2008 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable as of December 31, 2007.

NOTE 7 – RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

As of December 31, 2008, the Plan owned 326,275 shares of the Sponsor’s common stock with a fair value of $2,296,979, and as of December 31, 2007, the Plan owned 159,534 shares of the Sponsor’s common stock with a fair value of $2,260,594. The Sponsor does not pay dividends on its common stock. In addition, the plan has the following investments at fair value in funds managed by Prudential, the Plan’s trustee. Prudential maintains the investments in registered investment companies:

	December 31,
	2008	2007
Prudential Guaranteed Interest Account	$5,025,811	$3,976,194
Prudential Dryden Govt Sec Trust MM Ser D	1,823,474	1,101,326
Prudential Jennison Value Fund A	812,998	1,662,214
Prudential Dryden Stock Index Fund Z	1,506,740	2,630,726
Prudential Dryden High Yield Fund A	—	937,375
Prudential Jennison Growth Fund A	—	558,141
Prudential Dryden Small Cap Value A	—	2,130,587

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$25,622,963	$33,554,000
Employer’s and participants’ contributions receivable	(205,956)	—
Excess contributions payable to participants	—	5,833

Net assets available for benefits per Schedule H of Form 5500	$25,417,007	$33,559,833

The following is a reconciliation of participants’ contributions per the financial statements for the year ending December 31, 2008 to Schedule H of Form 5500:

Employer’s and Participants’ contributions per the financial statements	$6,429,656
Less: Employer and participant contributions receivable at December 31, 2008	(205,956)
Less: Excess contributions payable to participants at December 31, 2007	(5,833)

Employer’s and Participants’ contributions per Schedule H of Form 5500	$6,217,867

NOTE 9 – INCOME TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated October 21, 1993, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

NOTE 10 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2008

EIN # 20-0953973

PLAN # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Interest Bearing Cash
*	Prudential Money Market Fund	Dryden Government Securities Trust Money Market Fund – Series D	**	$1,823,474

	Mutual Funds
*	Prudential Mutual Funds	Jennison Value Fund A	**	812,999
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	**	1,506,740
	John Hancock	John Hancock Large Cap Equity	**	1,184,136
	Oppenheimer Funds	Global Opportunities Fund A	**	2,022,011
	DWS Dreman High Return Eq A	DWS Dreman High Return Eq A	**	929,113
	Dreyfus Funds	Dreyfus Mid-Cap Growth Fund A	**	960,358
	Van Kampen Funds	Van Kampen Small-Cap Value Fund A	**	1,547,156
	American Funds	Growth Fund of America	**	1,641,643
	American Funds	Investment Co of America A	**	884,661
	Fidelity Funds	Fidelity Advisor High Income Advantage Fund T	**	643,686
	MFS Funds	MFS Total Return Fund A	**	1,153,187
	Eaton Vance Large Cap Value A	Eaton Vance Large Cap Value A	**	1,657,579
	American Funds	Amcap Fund A	**	557,138

	Total mutual funds			15,500,407

	Common Stock
*	Hill International, Inc.	Common Stock	**	2,296,979

	Funds Held in Insurance Company
*	The Prudential Insurance Co of Amer	Guaranteed Interest Account	**	5,025,811

	Loans to Participants
	Participant notes receivable, with interest rates of 4% to 9.25% maturing through 2016		—	770,336

	Total investments per Schedule H, Line 4i			25,417,007
	Adjustment from contract value to fair value for Guaranteed Interest Account			(13,117)

	Total investments per financial statements			$25,403,890

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 25, 2009	By:	/s/ Catherine H. Emma
Printed Name: Catherine H. Emma
Title: Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Jennifer L. Anderson LLC